Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

Commission File No. 001-40897

Date: August 9, 2022

Freightos Announces Record Results Across All Metrics for Second Quarter of 2022

August 9, 2022

•	Gross Booking Value (“GBV”): $155 million – up 137% year-over-year (159% in constant currency).[1]
•	Revenue: $5.2 million[2] – up 30% year-over-year (35% in constant currency).
•	Number of Platform Transactions: 150k – up 163% year-over-year

JERUSALEM – Freightos Limited, a leading global freight booking and payment platform, today announced its results for the second quarter of 2022.

Freightos’ CEO Zvi Schreiber said: “Freightos continues to demonstrate strong, predictable growth that exceeded targets, despite macroeconomic volatility that impacted consumer buying patterns, supply chains, and global freight. We are seeing excellent momentum, with the number of transactions growing 163% year-over-year, as well as 137% growth in GBV. Growth in transactions was fueled on the supply side by major airline rollouts, such as American Airlines Cargo, LATAM Cargo, and Air Canada Cargo, as well as increased bookings with existing carriers. On the demand side, we continue to add freight forwarders, importers, and exporters on a daily basis. Despite falling freight prices and the Euro declining against the U.S. dollar, the number of platform transactions exceeded targets, resulting in GBV of $155 million.”

“Global shipping, and by extension, global trade, continues to face significant challenges including intermittent lockdowns in China, military conflict, labor disputes, and increasingly extreme weather,” said Schreiber. “This emphasizes the need for a digital freight revolution that brings the efficiency, agility and visibility that supply chains need to navigate volatility.”

As previously announced, Freightos has entered into a definitive business combination agreement with Gesher I Acquisition Corp. (NASDAQ: GIAC), a special purpose acquisition company, that is expected to result in Freightos becoming a publicly listed company. Freightos is preparing to confidentially submit a draft proxy statement/prospectus to the U.S. Securities and Exchange Commission, and the parties intend to close the transaction in late 2022 or early 2023.

Second Quarter 2022 Business Highlights

•

GBV and Transactions: The number of Transactions grew strongly to 150k, resulting in GBV of $155 million, ahead of the target depicted in the presentation of May 31, 2022 in connection with announcing the business combination with Gesher. Based on constant currency from the beginning of the financial year, GBV would have been even higher at $163 million. While GBV growth was particularly strong in airline eBookings, revenue growth lags GBV growth because these transactions are not yet generating substantial revenue. Take rate (revenue/GBV) is trending positively over time in each segment as Freightos creates increasing value for both buyers and sellers.

•	Carriers: Number of air and ocean carriers receiving direct eBookings (electronic bookings) on the Freightos platform increased to 31.

[1]	All year-over-year comparisons in this press release are presented on a pro forma basis reflecting acquisitions as if they had been completed at the beginning of the prior period.
[2]	Financial and non-financial data in this press release have not been audited or reviewed by Freightos’ external auditor and are subject to change.

•	Airline Payments: Following a successful test period, an integrated payment solution was rolled out for freight forwarders to pay carriers after placing a booking.

•

Carbon Footprint Calculator: Freightos launched an EN 16258 standards-compliant international freight greenhouse gas emission estimations calculator. The tool helps supply chain companies track and reduce emissions, with reporting to comply with expected regulations requiring climate-related disclosures. The tool is freely available as an embedded tool or via an API integration to customers and non-customers.

	Three Months Ended June 30
In millions, except percentages	2021	2022	% Change	% Change (Constant Currency)
Gross Booking Value (GBV)	$65.7	$155.3	137%	159%
Revenue	$4.0	$5.2	30%	35%

A significant proportion of GBV and revenue are derived in currencies other than U.S. dollars. Constant currency growth rates have been provided indicating what growth would have been if the Euro and other currencies had not changed versus the dollar in the past year.

Definitions

Carriers: Number of unique air and ocean carriers who have been sellers of Transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo Transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators.

Constant Currency: Comparative information calculated by translating Freightos’ current period financial results using the prior period’s monthly exchange rates (or other applicable rates, as indicated).

Gross Booking Value (GBV): Total value of Transactions, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each Transaction. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of our platform and our opportunities to generate platform revenue.

Transactions: Bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, Transactions include trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of new Transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.

About Freightos Limited

Freightos® operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Founded by serial entrepreneur Zvi Schreiber in 2012, Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network.

Incorporated in the Cayman Islands with offices around the world, Freightos plans to go public on Nasdaq by combining with Gesher I Acquisition Corp. (NASDAQ: GIAC). More information is available at freightos.com/investors

Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

In addition, this press release includes certain financial measures not presented in accordance with IFRS, including revenue on a constant currency basis. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing Freightos’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that revenue on a constant currency basis provides useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offer consistency and comparability with both past financial performance and with financial information of peer companies. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments. Certain other amounts that appear in this press release may not sum due to rounding.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others in connection with the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’ inability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher and Freightos filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Freightos presently does not know or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this communication. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) which will include a preliminary proxy statement to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION

STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts

Dafna Farkas

press@freightos.com